UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

_____________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 24, 2025 titled “GeoPark Appoints Felipe Bayon as Chief Executive Officer”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK APPOINTS FELIPE BAYON

AS CHIEF EXECUTIVE OFFICER

Bogota, Colombia – April 24, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, announces the appointment of Felipe Bayon as its new Chief Executive Officer and a member of the Board of Directors, effective June 1, 2025. This appointment follows the decision of Andrés Ocampo to step down for personal reasons.

Mr. Bayon is recognized as one of the most effective energy executives in Latin America with more than three decades of accomplishments in the international oil and gas industry. From 2017 to 2023, Mr. Bayon was CEO of Ecopetrol (NYSE:EC), one of the most important energy groups in Latin America, where he led 18,000 employees, oversaw production of approximately 700,000 boepd and revenues of over $30 billion, and delivered record financial, operational, and safety results. He is a proven and disciplined dealmaker who brought Ecopetrol into the unconventional Permian Basin in the U.S. in partnership with Oxy — a project that grew from 0 to ca. 150,000 bpd gross in 4 years —, into the Brazilian ultra-deep water pre-salt play in partnership with Shell, as well as into a leading position in the Latin American power transmission sector and focused investments in renewable energies, water management, and nature-based climate solutions.

Mr. Bayon is a mechanical engineer who began his career in 1991 with Shell in field operations and projects and then moved to BP where he worked for 21 years in increasingly important operational and management roles in Colombia, Argentina, Brazil, Bolivia, the U.S. and the U.K., including his tenure as CEO of Pan American Energy, one of the leading private hydrocarbon producers in Argentina, from 2005 to 2010. Mr. Bayon has served on multiple Boards of Directors across the energy, utilities, education, and technology sectors.

Andrés Ocampo has been an invaluable contributor to GeoPark through more than 15 years of service and helped take the Company from its modest beginnings to its current respected reputation and leadership position in the region. Mr. Ocampo, who served as CEO for three years and CFO for more than eight years will continue to support the Company and ensure a seamless handover.

Sylvia Escovar, Chair of GeoPark’s Board of Directors, said: “On behalf of the Board, we want to thank Andres for his long-time dedication and significant contribution to the Company which has solidly positioned us for future expansion.”

Ms. Escovar continued: “The Board is very pleased to welcome Felipe Bayon to GeoPark. We believe he will be a catalyst to unlock the abundant opportunities in our region and drive us to transformational growth. Felipe is a true explorer, operator, and consolidator — in line with GeoPark’s founding vision — and is committed to taking us forward to achieve our long-term strategic goals and make GeoPark into a larger, stronger, and more successful Company. As he has done consistently in his career, we are confident Felipe will deliver exceptional value to our shareholders, employees, communities, and stakeholders. Felipe brings deep, first-hand knowledge and experience of the assets, basins, markets, and players that shape our business across the regions where we operate, setting the stage for a smooth and swift transition. Most importantly, Felipe has the character, heart, and energy that will strengthen and enhance GeoPark’s unique culture of trust, respect, and teamwork across the organization — a key driver of our past success and our future promise.”

Andrés Ocampo said: “It’s been a privilege and joy to be part of the GeoPark story for all these years. I am grateful for the opportunity to have worked with and learn from so many exceptional people, and proud of what we have achieved together. As a long-term shareholder, I believe Felipe is the right CEO to lead us into the future. Welcoming such an accomplished leader marks an important step forward as we enter our next powerful chapter of growth.”

Felipe Bayón said: “I am excited and honored to join the GeoPark team and to have the opportunity to lead its long-term commitment to further expand its scale, capabilities, bottom-line results, and work to create the model for a successful international independent energy company of the future. There are significant opportunities, the support is strong, and the team is ready to run. My thanks to the GeoPark Board and Management for their trust in me and their relentless resolve to build a great company.”

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, drilling campaign, production guidance, closing of acquisition transaction and production consolidation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: April 24, 2025